November 29, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Darrell D. Rubel
Chief Financial Officer
129 Marten Street
Mondovi, Wisconsin 54755

Re:	Marten Transport, LTD.
	Form 10-K for the year ended December 31, 2004
	Forms 10-QSB for the periods ended September 30, 2005, June
30,
2005 and
      March 31, 2005
	Commission file #: 000-15010

Dear Mr. Rubel:

We have reviewed your November 17, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended December 31, 2004

Note 2. Details of Consolidated Balance Sheet Accounts

- Property and Equipment, page 31

1. We note from your response to our prior comment 6 that the depreciation expense you recorded using a 5 year useful life with a
25% salvage value would have been the same if you used a 3.25 year useful life with a 51.25% salvage value. We believe, however, that the policy disclosure in your notes to the financial statements should reflect the useful lives and salvage values expected based on your replacement plan. In future filings, please revise your disclosure as appropriate for both tractors and trailers. In addition, please clarify for us whether your historical experience demonstrates that a
51.25% salvage value is appropriate for 3.25 year old tractors.


- Net investment in direct financing leases, page 34

2. We note from your response to our prior comment 7 that you use the interest method to amortize unearned income and record the amortization in the "Interest income" line item of Other Expenses
(Income) in the Statement of Operations. In future filings, please disclose this information in your note to the financial statements.

Form 10-Q for the period ended September 30, 2005

Statements of Cash Flows
3. We note from your response to prior comment 10 that you have presented revenue equipment additions and proceeds from revenue equipment dispositions on a gross basis. Please revise future filings to present all additions purchased and dispositions on a gross basis.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please file your response to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or Lyn Shenk at
202-
551-3380 if you have questions.


								Sincerely,



								Joseph A. Foti
								Senior Assistant Chief
Accountant
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Mr. Darrell D. Rubel
Marten Transport, Ltd.
November 29, 2005
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